April 11, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jason Drory

Re:	AN2 Therapeutics, Inc.

Registration Statement on Form S-3

File No. 333-271174

Acceleration Request

Requested Date:      April 13, 2023

Requested Time:     4:00 PM Eastern Daylight Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the Registration Statement on Form S-3 (File No. 333-271174) (the “Registration Statement”) to become effective on April 13, 2023 at 4:00 p.m. Eastern Daylight Time, or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission (the “Staff”). The Registrant hereby authorizes Josh Seidenfeld of Cooley LLP, or, in his absence, Sally Kay of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Josh Seidenfeld of Cooley LLP, counsel to the Registrant, at (650) 843-5862, or, in his absence, Sally Kay of Cooley LLP, counsel to the Registrant at (650) 843-5582.

Very truly yours,

AN2 Therapeutics, Inc.

By:	/s/ Eric Easom
Eric Easom
Chief Executive Officer

cc:	Josh Seidenfeld, Cooley LLP

Sally Kay, Cooley LLP

Anitha Anne, Cooley LLP